SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM T-1

STATEMENT OF ELIGIBILITY UNDER

THE TRUST INDENTURE ACT OF 1939 OF A

CORPORATION DESIGNATED TO ACT AS TRUSTEE

Check if an Application to Determine Eligibility of

a Trustee Pursuant to Section 305(b)(2)

U.S. BANK NATIONAL ASSOCIATION

(Exact name of Trustee as specified in its charter)

31-0841368

I.R.S. Employer Identification No.

800 Nicollet Mall Minneapolis, Minnesota	55402
(Address of principal executive offices)	(Zip Code)

Frank Leslie

U.S. Bank National Association

60 Livingston Avenue

St. Paul, MN 55107

(651) 495-3913

(Name, address and telephone number of agent for service)

MGM MIRAGE

(Issuer with respect to the Securities)

Delaware	88-0215232
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
3600 Las Vegas Boulevard South Las Vegas, Nevada	89109
(Address of Principal Executive Offices)	(Zip Code)

Senior Notes Due 2014

(Title of the Indenture Securities)

Exact name of obligor as specified in its charter	State or other jurisdiction of incorporation or organization	I.R.S. Employer ID. No.
AC HOLDING CORP.	Nevada	88-0220212
AC HOLDING CORP. II	Nevada	88-0220229
THE APRIL COOK COMPANIES	Nevada	88-0401505
BEAU RIVAGE DISTRIBUTION CORP.	Mississippi	64-0898763
BEAU RIVAGE RESORTS, INC.	Mississippi	88-0340296
BELLAGIO, LLC	Nevada	94-3373852
BELLAGIO II, LLC	Nevada	47-0880256
BOARDWALK CASINO, INC.	Nevada	88-0304201
BUNGALOW, INC.	Mississippi	64-0410882
COUNTRY STAR LAS VEGAS, LLC	Nevada	88-0352410
DESTRON, INC.	Nevada	88-0234293
EGARIM, INC.	Alabama	88-0310857
GRAND LAUNDRY, INC.	Nevada	88-0298834
LV CONCRETE CORP.	Nevada	88-0337406
MAC, CORP.	New Jersey	22-3424950
METROPOLITAN MARKETING, LLC	Nevada	22-3756320
MGM GRAND ATLANTIC CITY, INC.	New Jersey	88-0354792
MGM GRAND CONDOMINIUMS, LLC	Nevada	55-0806676
MGM GRAND DETROIT, INC.	Delaware	91-1829051
MGM GRAND HOTEL, LLC	Nevada	94-3373856
MGM GRAND NEW YORK, LLC	Nevada	03-0524149
MGM GRAND RESORTS, LLC	Nevada	88-0491101
MGM MIRAGE	Delaware	88-0215232
MGM MIRAGE ADVERTISING, INC.	Nevada	88-0162200
MGM MIRAGE AVIATION CORP.	Nevada	88-0173596
MGM MIRAGE CORPORATE SERVICES	Nevada	88-0225681
MGM MIRAGE DESIGN GROUP	Nevada	88-0406202
MGM MIRAGE DEVELOPMENT, INC.	Nevada	88-0368826
MGM MIRAGE ENTERTAINMENT AND SPORTS	Nevada	88-0245169
MGM MIRAGE INTERNATIONAL	Nevada	86-0868640
MGM MIRAGE MANUFACTURING CORP.	Nevada	88-195439
MGM MIRAGE OPERATIONS, INC.	Nevada	88-0471660
MGM MIRAGE RETAIL	Nevada	88-0385232
MH, INC.	Nevada	88-0245162
M.I.R. TRAVEL	Nevada	88-0276369
THE MIRAGE CASINO-HOTEL	Nevada	88-0224157
MIRAGE LAUNDRY SERVICES CORP.	Nevada	88-0287118
MIRAGE LEASING CORP.	Nevada	88-0424843
MIRAGE RESORTS, INCORPORATED	Nevada	88-0058016
MMNY LAND COMPANY, INC.	New York	33-1043606
MRGS CORP.	Nevada	88-0430015
NEW PRMA LAS VEGAS, INC.	Nevada	88-0329896
NEW YORK - NEW YORK HOTEL & CASINO, LLC	Nevada	88-0430016
THE PRIMADONNA COMPANY, LLC	Nevada	88-0325842
PRMA, LLC	Nevada	88-0430017
PRMA LAND DEVELOPMENT COMPANY	Nevada	88-0325842
RESTAURANT VENTURES OF NEVADA, INC.	Nevada	88-0376749
TREASURE ISLAND CORP.	Nevada	88-0279092
VIDIAD	Nevada	88-0428375

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FORM T-1

Item 1.	GENERAL INFORMATION. Furnish the following information as to the Trustee.

a)	Name and address of each examining or supervising authority to which it is subject.

Comptroller of the Currency

Washington, D.C.

b)	Whether it is authorized to exercise corporate trust powers.

Yes

Item 2.	AFFILIATIONS WITH OBLIGOR. If the obligor is an affiliate of the Trustee, describe each such affiliation.

None

Items 3-15	Items 3-15 are not applicable because to the best of the Trustee’s knowledge, the obligor is not in default under any Indenture for which the Trustee acts as Trustee.

Item 16.	LIST OF EXHIBITS: List below all exhibits filed as a part of this statement of eligibility and qualification.

1.	A copy of the Articles of Association of the Trustee.*

2.	A copy of the certificate of authority of the Trustee to commence business.*

3.	A copy of the certificate of authority of the Trustee to exercise corporate trust powers.*

4.	A copy of the existing bylaws of the Trustee.*

5.	A copy of each Indenture referred to in Item 4. Not applicable.

6.	The consent of the Trustee required by Section 321(b) of the Trust Indenture Act of 1939, attached as Exhibit 6.

7.	Report of Condition of the Trustee as of September 30, 2003, published pursuant to law or the requirements of its supervising or examining authority, attached as Exhibit 7.

*	Incorporated by reference to Registration Number 333-67188.

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NOTE

The answers to this statement insofar as such answers relate to what persons have been underwriters for any securities of the obligors within three years prior to the date of filing this statement, or what persons are owners of 10% or more of the voting securities of the obligors, or affiliates, are based upon information furnished to the Trustee by the obligors. While the Trustee has no reason to doubt the accuracy of any such information, it cannot accept any responsibility therefor.

SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939, as amended, the Trustee, U.S. BANK NATIONAL ASSOCIATION, a national banking association organized and existing under the laws of the United States of America, has duly caused this statement of eligibility and qualification to be signed on its behalf by the undersigned, thereunto duly authorized, all in the City of St. Paul, State of Minnesota on the 20th day of February, 2004.

U.S. BANK NATIONAL ASSOCIATION

By:	/s/ Lori-Anne Rosenberg

Lori-Anne Rosenberg Assistant Vice President

By:	/s/ Julie Eddington

Julie Eddington Assistant Vice President

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